SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.	Name: Transamerica Separate Account R3

B.	Address of Principle Business Office (No. & Street, City, State, Zip Code):

4333 Edgewood Road, N.E.
Cedar Rapids, IA 52499

C.	Telephone Number (including area code):

(319) 355-6115

D.	Name and Address of Agent for Service of Process:

Karen J. Epp
Transamerica Life Insurance Company
4333 Edgewood Road, N.E.
Cedar Rapids, IA 52499

E.	Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☑                      No ☐

FORM N-8A SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Registrant has caused this notification of registration to be duly signed on behalf of Registrant in the City of Cedar Rapids and the State of Iowa on the 6th day of April, 2010.

Transamerica Separate Account R3
(Name of Registrant)

Transamerica Life Insurance Company
(Name of Depositor)

By:  /s/   Brenda Clancy
            Name:    Brenda Clancy
Title:      President

Attest: _/s/ Ken Turnquist__________
By: Ken Turnquist
Title: Vice President